Exhibit T3B.30

THE FULL TEXT OF THE MEMORANDUM OF ASSOCIATION

The company was founded by these founders, who at the founding of the company were shareholders of the company:

1.	CEI Holding GmbH

Herrengase 2-4

1010 Vienna

Austria

2.	Ing. Viktória Grossová

Personal ID:

5 Justičná

811 07 Bratislava

and agree to establish a business company

/Further referred to as company under Slovak law, foremost pursuant to § 56-75 and § 105 153 of the Commercial Code c. 513/91 Coll.as a company, further referred to as the Act. /

Article 1

Business name a registered address

1.	Business name of company:

Intrum Slovakia s. r. o.

2.	Foreign language modifications of the company name:

Intrum Slovakia GmbH   /in German language/

Intrum Slovakia Ltd.    /in English language/

3.	The company’s reg. address: 48 Mýtna

Bratislava

811 07

4.	The company is entitled to establish business segments in the Slovak Republic and abroad.

5.	Associates may be Slovak as well as foreign naturals and legal persons.

Article 2

Legal status abroad

1.	The company is a legal entity established for the purpose of business under Slovak law.

2.	The company shall be entitled by agreement of the shareholders to diversify its business activity into other activities.

3.	The partners shall be liable for the obligations of the company up to the amount of their outstanding deposit entered in the commercial register.

4.	The company shall be liable for the breach of its obligations with all its assets.

Article 3

Duration of the company.

1.	The company shall be established for an indefinite period.

2.	The company comes into existence on the date on which it was entered in the commercial register.

3.	The form of the company’s establishment is further regulated by the special provisions of this memorandum of association and the applicable legal regulations.

4.	The first business year of the company starts on the date of the company’s incorporation and ends on 31.12 of that year. the following business years are identical with the calendar years.

Article 4

Subject of business.

1.	The subject of the company’s business is:

(a) intermediary activities

(b) advertising and promotional activities

(c) forfaiting and factoring

(d) activities of organisational and economic consultants

(e) providing loans from own resources

(f) leasing activity

(g) mediation of purchase, sale and rent of properties

(h) purchase of goods for sale to the end consumer /retail/ in the range of unqualified trade

(I) purchase of goods for sale purposes to other trade operators /wholesale/ in the range of unqualified trade

(j) the activity of a temporary employment agency,

(k) the provision of consumer loans without limiting the range of the provision of consumer credit loans.

Article 5

Share capital and contributions of shareholders.

1.	The share capital of a company is the monetary expression of the aggregate of the monetary and nonmonetary contributions of all the shareholders of the company.

2.	The share capital of the company is:

EUR 6 650 000.00, -

/Namely: six million six hundred and ten thousand Euros/

3.	The share capital of the company is exclusively formed by the related contributions of the companies,6 whereby the amount of the contribution of the individual partners is:

Intrum B.V.

Deposit: 6 650 000, - EUR   Repaid: 6 650 000, - EUR.

4.	The General Assembly may decide to reduce the share capital by the contribution of the excluded member to another member or a third person.

5.	The contributions of the partners - founders of the company were paid up on the date of registration of the company in the commercial register of the relevant court as follows:

CEI Holding GmbH 900 000, - SKK	Repaid: 900 000, - SKK

Ing. Viktoria Grossová 100 000, - SK	Repaid: 100 000, - SKK

6.	The ownership right to the deposits passes to the company on the date of entry in the commercial register.

7.	The authorised administrator of the deposits before the entry of the company in the commercial register is lng Viktoria Grossová.

Article 6

Reserve Fund.

1.	Upon its formation the company shall create a mandatory reserve fund in a bank account in the amount of at least 5 % of the net profit, but not more than 10 % of the registered capital.

2.	The reserve fund shall be compulsorily increased annually by at least 5 % of the net profit of the company calculated in the annual accounts, at least up to 10 % of the share capital.

3.	The reserve fund must be deposited in a fixed account with a bank. Its use is decided by the directors in accordance with § 67 paragraph 1 of the Commercial Code.

4.	The directors shall be entitled to call a General Assembly if the reserve fund falls below half of its value compared its level at the date of the last General Assembly.

Article 7

Business share.

1.

A business share represents the rights and obligations of the company and the corresponding share in the company. Its amount is determined by the ratio of the shareholder’s contribution to the company’s capital.

2.	Each partner can have only one share. If a shareholder participates with a contribution of two shares, his/her shall be increased in proportion to the amount of the of the shareholder.

3.

With the consent of the General Assembly, the shareholder may transfer his business share to another person, but he shall be liable for the payment of the deposit by the acquirer of the share. The acquirer must declare in the contract that he accedes to the memorandum association of the company.

4.	With the consent of the General Assembly, a shareholder may transfer his business share to another shareholder by written contract.

5.

The effects of the transfer of the business share pursuant to §3 and 4 shall be set in relation to the company from the date of delivery of the contract on the transfer of the business share to the company.

6.

In the event of the death of a partner, the business inheritance passes to the heir, who shall claim partnership in the company within 1 month from the end of the inheritance proceedings. By the declaration, the heir shall acquire the business share as of the date of the death of the legator.

7.	A business share is inheritable.

8.

The distribution of the company share shall be possible only on its transfer or transfer to the heir or legal successor of the partner. The distribution of the share shall be subject to the consent of the General Assembly.

9.	The company cannot acquire its own shares.

10.

The change of the person of the shareholder shall be entered in the list of shareholders and in the commercial register. Upon entry of the change in the commercial register, the liability of the existing shareholder for the obligations of the company shall pass to the acquirer of the business share.

11.

The other shareholders have a of first refusal for the acquisition of the transferred business share, which must be exercised no later than 10 days after the receipt of the notice in this respect from the managing director.

12.	If more than one shareholder exercises the pre-emption right in the time and does not agree otherwise, the amount of the shareholding of the shareholders in the company shall be considered.

13.	When exercising the pre-emption right, the shareholder who has exercised this right is obliged to pay the require purchase price for the transferred share.

14.

The shareholder is not entitled to transfer the business share to a third party for a lower price than the one stated in the notice to the directors. Should he/she do so, the expressed consent of the General Assembly shall lose its validity.

15.

When exercising the pre-emption right, the shareholder who has exercised this right is obliged to pay the required purchase price for the transferred share. The signatures on the pre-emption agreement have to be certified.

16.	The establishment of the right of pledge on a business share requires the consent of the General Assembly.

17.	The right of pledge to a business share shall arise by entry in the commercial register.

Article 8

Organs of the company.

The members of the Society have agreed to establish the following organs of the Society:

•	the General Assembly

•	managing directors

•	Board of Trusties, the first members of the board of trusties were:

Boguslaw Skuza, born     , address: 35 Klimatyczna, Warszawa, Poland

Peter Burman, born     , address: 7 Stackvagen, Spanga, Sveden

Wiliam Pierre white, born     address: 14 Breitenstrasse, Aegst, Switzerland

Jaako Sakari Kyotttila, born     address: Hitsaajankatu 20, Helsinki, Finland

Article 9

General Assembly.

1.	The General Assembly is the supreme body of the company. Its members are all members of the company in proportion to their membership rights.

2.	The exclusive competence of the general assembly includes the following:

•	approval of actions taken by the founders prior to the company’s incorporation

•	approval of the ordinary, extraordinary and consolidated accounts decision on the distribution of profits or the reimbursement of losses

•	deciding on changes to the memorandum of association /§ 141/, if the law or the memorandum of association entrust them to the competence of the General Assembly

•	deciding on the increase, decrease of the registered capital and deciding on the non-pecuniary contribution

•	the exclusion of a member of the family and the decision to file a notice of motion

•	the refusal of any of the shareholders pursuant to art. 5 sec. 7 and art. 11 section 2 (b) of this agreement

•	deciding on other matters entrusted to the competence of the General Assembly by law or by the memorandum of association

•	other facts, if the law so provides or the General Assembly so decides

3.

The General Assembly is convened by the directors by written invitation with the date and the programme; at least once a year, always by 30.6. of the respective year. The invitation must be sent to the shareholders at least 30 days prior to the date of the meeting, either by short message or by recorded post. This period is not required if all the shareholders declare that they don’t request the abide.

4.

General Assembly can be called by each shareholder whose contribution amounts is at least 10% of the share capital. If the directors do not convene the General Assembly so that it is held within one month after the receipt of their request, the partners shall be obliged to summon him themselves.

5.	A partner shall attend the General Assembly either in person or may represented by another person based on power of representation. The authorised person may not the managing director.

6.	Each shareholder has one vote for every 1 000, - SKK of his/her deposit.

7.	The General Assembly is able quorate if there are present members who have at least half of all votes. Voting shall be open, except in cases at least one of the members present requests a secret vote.

8.	A decision of the General Assembly shall be adopted if a simple majority of the members present vote in favour.

9.

The proceedings of the General assembly shall be drawn up in a written memorandum in the Slovak language, at least in 2 copies, which shall be signed by all the members present, or by authorised persons.

10.

Any shareholder, managing director, liquidator may file a petition with the court to determine the invalidity of a resolution of the General assembly if it is contrary to the law, the articles of association or the articles of association.

Article 10

Managing directors.

1.	The statutory body of the company shall be the managing directors.

2.	Managing directors shall be appointed by the General Assembly from among the business partners or natural persons.

3.	The company has three directors.

4.	The first managing director of the company is:

Ing. Viktoria Grossová, Personal ID:

5 Justicná

811 07 Bratislava

5.	The competence of the managing directors includes:

•	to act on behalf of the company as a statutory body

•	to ensure the company’s day-to-day affairs

•	representation of the company in relation to state bodies, legal and natural persons

•	management of accounting and registration of the company according to the applicable regulations

•	maintenance of the list of partners

•	preparation of the annual financial statements and the proposal for the distribution of profits

•	maintenance of the register of accounts and decisions of the General Assembly of partners

•	implementation of the decisions of the General Assembly

•	informing fellow employees about the company’s benefits

•	organise General Assembly at least once a year.

6.

On behalf of the company always act and sign at least two managing directors. Signing on behalf of the company the managing directors shall execute by adding to the printed or typed business name of the company, the names and roles of the signing managing directors attach their signature.

Article 11

Board of Trustees.

1.

The board of trusties supervises the activities of the company’s directors, looks into the company’s business and accounting books and other documents and checks the data contained therein, reviews the accounting statements which the company is obliged to draw up pursuant to a special regulation and proposes the distribution of profits or the reimbursement of losses and submits its opinion to the General Assembly, and reports to the General Assembly once a year. In the event of discovery of a serious breach of duty by the company’s managing directors, of serious deficiencies in the company’s management, the supervisory board shall convene an extraordinary General Assembly.

2.

The board of trustees has three members. A member of the board of trusties may not also be a managing director of the company. The members of the board of trusties shall be elected and dismissed by the General Assembly.

3.

The members of the board of trustees have the right to request information and explanations from the managing directors on all the affairs of the company and to inspect all the business and accounting books and other documents of the company.

4.	The Board shall be able to decide only if a majority of its members are present. The approval of a majority of the members present shall be required for the acceptance of the decision.

5.

A member of the board of trusties may not, in his/her own name or on his/her own account, enter transactions related to the business activity of the company, may not arrange transactions for other persons and participate in the management of another company with the same or similar object of activity as a partner with unrestricted participation.

Article 12

Organisation and management of the company.

1.

The relations and cooperation between the managing directors, the board of trustees, the managing employees and the head of the board of trustees are governed by the provisions of the laws and other generally binding legal regulations, the company’s memorandum of association and the company’s bylaws.

2.

The statutory body of the company are the managing directors, who are responsible for the management of the company. The managing directors submit to the board of trustee’s information on important facts concerning the company, in particular on important aspects of the business management of the company, on the expected development of finances, the state of assets and other facts that may significantly affect the development of the company.

3.

For the creation, implementation, coordination, monitoring and control of the business objectives of the company is responsible the statutory body of the company. The internal regulations of the company determine the individual business segments which carry out specific agreements in this area and their responsibility.

4.

The board of trustees shall be entitled to inspect all documents and records of the company, invite the statutory body and other employees of the company to its meetings and request from them the necessary information and explanations.

5.

The company ensuring its activity via business segments. Similar structure, organisation and system of managing of the company is arranged by internal regulations in the way, that organisation of the relations ensured legitimate, legal and safe performance of the permitted activities the arrangement emphasising the dentification of the he persons responsible for their execution.

6.

The organisation structures the company, the authority and roles of its business segments, their detailed structure and management, position and responsibilities of leading employees and other employees are governed by the internal regulations of the company in accordance with laws, other generally obligatory legal regulations and the memorandum of association of the company. The statutory body shall be responsible for the implementation of the regulation.

7.

The company is responsible for the protection against the legalisation of the proceeds of crime in the sense of generally binding legal provisions. The establishment of the system, monitoring, procedures and coordination of the protection against the legalisation of criminal proceeds and the designation of the person responsible shall be governed by the internal rules of the company.

8.

The company shall establish a separate, impartial and independent internal control unit which shall control compliance with applicable laws and other generally applicable regulations, regulatory measures, internal rules and procedures within the company, and shall examine and evaluate the functionality and effectiveness of the system for assessing the consumer’s ability to repay the consumer loan and the system for the provision of consumer credit.

9.

The external audit function is subordinate to and reports to the board of trustees. The board of trustees shall be entitled to request the internal control function to carry out an audit within a defined scope.

10.

The internal control unit is managed by the head of the internal control unit. The head of the internal control function may not be a statutory body, a member of the board of trustees, an authorised representative or a senior employee of any financial institution, although further restrictions may be imposed by law and other generally applicable regulations.

11.	All business segments of the company and their employees are obliged to provide the staff of the unit with documents and information and to ensure the effectiveness of the responsible persons.

12.

The head of the internal control unit duly fulfils his information obligations laid down by law and generally applicable legal regulations, evaluates and analyses the results of control activities of the internal control, proposes measures for the purpose of compliance with laws, other generally applicable legal regulations, and the company’s internal regulations, and proposes measures to remedy any deficiencies found in the company’s activities. It reports on its activities to the Supervisory Board and to the bodies provided for by generally applicable law. A more detailed regulation of the position and organisation of the internal control unit, its scope and activities, the position of the head of the internal control unit shall be determined by the internal regulations of the company, which shall be approved by the supervisory board of the company.

Article 13

Rights and obligations of associates.

1.	Partners have the following fundamental rights:

•

within the timeframe submit their deposit and contribution to create reserve fund. This obligation may not be waived. The managing directors shall notify the commercial register without undue delay of the repayment of the entire contribution of each partner.

•

to contribute, based on a decision of the General Assembly, to the payment of the company’s losses by a monetary contribution more than the amount of the contribution and up to 50 % of its contribution. The fulfilment of this obligation does not affect the amount of the shareholder’s contribution if the shareholder does not contribute to the payment of the losses, he/she cannot be excluded from the company.

•	Carry out activities for the company to achieve the best possible economic results

•	Withhold from activities, which could damage or jeopardize the reputation of the company

•	Keep trade secret about company matters

Article 14

Distribution of profits.

1.	On the distribution of the profits of the company the General Assembly shall decide. From the profits the company as a matter of priority pays the tax to the state.

2.	After the payment of taxes, the obligatory contribution to the reserve fund is made in priority.

3.

The portion of the profit determined by the General Assembly for distribution among the partners shall be distributed in the proportion corresponding to their paid-up contributions but always considering which of the partners shares in the profit and also in the proportion decided on the basis of the decision of the General Assembly of the company.

4.	Neither the share capital and the reserve fund nor the funds to be used to replenish the reserve fund may be used for the payment of profits.

Article 15

Increase of share capital.

1.

A company may increase its share capital, if it is a cash contribution, only if the members have fully repaid their previous contributions. An increase in the share capital by a non-monetary contribution shall be permissible such repayment if the General Assembly agrees to it.

2.	The General Assembly decides on the increase of the share capital.

3.

The existing shareholders shall have the right of first refusal to take over the new contributions in the proportion corresponding to their existing contributions within one month of the adoption of the decision of the General Assembly on the increase of the share capital.

4.

With the consent of the General Assembly, a different person - an interested party who is not a shareholder of the company - may also take over the commitment for a new deposit, but he must declare that he accedes to the of association of the company. The commitment to the new deposit shall be made by written declaration.

5.	The General Assembly may decide that retained earnings or funds created from earnings shall be used to increase the share capital.

6.	The shareholders are obliged to submit without undue delay a proposal for the entry of the increase of the share capital in the Commercial Register.

Article 16

Reduction of share capital.

1.

The General Assembly decides on the reduction of the share capital, however, the value of the share of the company must not be reduced below 200 000, - SKK and the amount of the contribution of each company below the value of 30 000, - SKK. The reduction may not be carried out at the expense of the company’s creditors.

2.	The directors are obliged to disclose the reduction of the share capital and its amount within 15 days after the decision twice in succession with a time interval of 30 days.

The notice shall the creditors of the company to submit their claims within 90 days after the last notice.

3.	The company is obliged to provide adequate security for the claims of creditors submit their claims in due time or to satisfy those claims.

4.	The directors are obliged to secure without undue delay the subscription of the reduction of the share capital to the commercial register.

Article 17

The denial of the role of the fellow-worker in society.

1.	A member’s interest in the company shall cease for the duration of the company:

a/ to the members of the company

b/ by transfer of the business share

c/ by expulsion of the member from the company

d/ dissolution of part of the society by the court

e/ by declaring bankruptcy on the assets of the company or by dismissing the petition for bankruptcy for lack of assets of the company

f/ the death of a society

Article 18

Dissolution of a company.

1.	The company is dissolved:

a/  by decision of the General Assembly

b/  declaring the company bankrupt or dismissing the petition for bankruptcy for lack of assets

c/  by a judicial decision

d/  under the conditions laid down in the law

2.	The company shall cease to exist after the liquidation has been carried out on the date of deletion of the company from the commercial register.

3.

On the dissolution of a company by liquidation, each company is entitled to a share of the liquidation balance. This share shall be determined according to the proportion of the contribution which the partner has repaid within the paid off contributions of the partners.

Article 19

Final provisions.

1.

This social contract can only be changed by a decision of the General Assembly. The evidence of the change of the contract is the minutes of the General Assembly. The managing directors are obliged to report the changes to the commercial register without undue delay.

2.	All expenses related to the establishment and formation of the company, which are paid by the members until the company is formed, are borne by the company as expenses in the first business year.

3.	Estimated costs of the company related to the changes of the company will be 23 000, - SKK, including court fees.

4.	The company does not grant any special privileges to persons participating in the establishment or in the activities aimed at acquiring the right to its activity.

5.	This social contract was drawn up in four copies in the Slovak language.

6.	The co-owners declare that they have carefully read and understood the text of this partnership agreement sign it as a token of their agreement.

In Bratislava, on 17.2.2022

/s/	/s/
Ing. Martin Musil	Ing. Andrej Solčányi